KH 3/13

15047889

SECURIT[...]SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC

SEC FILE NUMBER
8-68601

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CITCO SECURITIES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bloor Street East, Suite 2700
(No. and Street)

Toronto	Ontario	M4W 1A8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Case (647) 260-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte LLP
(Name – *if individual, state last, first, middle name*)

Brookfield Place, 181 Bay Street, Suite 1400	Toronto	Ontario	M5J 2V1
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountants
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/13

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2014
AND INDEPENDENT REGISTERED CHARTERED
ACCOUNTANTS REPORT

OATH OR AFFIRMATION

I, Scott Case, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citco Securities Inc. , as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

STEVEN THOMAS SMILEY NOTARY PUBLIC PROVINCE OF ONTARIO

Steven Thomas Smiley, Notary Public, City of Toronto
limited to the attestation of instruments and the
taking of affidavits, for Citco Bank Canada and its
associates. Expires September 13, 2016

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Balance Sheet.
- ☒ (c) Statement of Loss and Comprehensive Loss.
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Balance Sheet as at December 31, 2014
(stated in U.S. dollars)

	Note		
Assets			
Cash	2.6	194,439	
Other receivables	8	66,112	
Fixed assets	2.7	2,089	
Total assets			262,640
Equity and liabilities			
Liabilities			
Accrued expenses		79,896	
Current payables to affiliated companies	5	2,195	
Total liabilities			82,091
Share capital	7	1	
Additional paid-in capital	7	1,575,000	
Deficit		(1,394,452)	
Total equity attributable to the shareholder of the company			180,549
Total equity and liabilities			262,640

See accompanying notes to the financial statements.

Approved by the Board

Chris O'Shaughnessy, Director

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Statement of loss and comprehensive loss for the year ended December 31, 2014

(stated in U.S. Dollars)

	Note	
Revenue	1	-
Operating expenses:		
Office rent	5	21,696
Office and administration expenses		2,400
Travel expenses		808
Professional services	2.8	185,184
Depreciation		754
Other operating expenses	3	13,969
Income tax expense	4	-
Loss and comprehensive loss		224,811

See accompanying notes to the financial statements.

Statement of changes in finanical condition as at December 31, 2014

(Stated in U.S. Dollars)

Cash flows from operating activities:	
Comprehensive loss	(224,811)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	754
(Increase) in other receivables	(9,789)
Increase in liabilities - accrued expenses	36,204
Decrease in liabilities - current payables affiliated companies	(103)
Net cash used in operating activities	(197,745)
Cash flows from investing activities	-
Cash flows from financing activities - additional paid-in capital	250,000
Net increase in cash	52,255
Cash – January 1	142,184
Cash - December 31	194,439
Movement in cash	52,255
Cash paid for:	
Income taxes	-
Interest	-

See accompanying notes to the financial statements.

Statement of changes in shareholder's equity for the year ended December 31, 2014

	Share capital	Paid-in Capital	Deficit	Total
	USD	USD	USD	USD
Balance as at January 1, 2014	1	1,325,000	(1,169,641)	155,360
Comprehensive loss	-	-	(224,811)	(224,811)
Additional paid-in capital	-	250,000	-	250,000
Total equity attributable to the shareholder of the Company as at December 31 , 2014	1	1,575,000	(1,394,452)	180,549

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities Exchange Commission.

Notes to the Financial Statements
(Stated in U.S. Dollars)

1. General

1.1 Ownership

Citco Securities Inc. (the "Company") was organized on April 28, 2010 as a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of Securities and Exchange Commission ("SEC") Rule 15c3-1. The Company acts as a broker-dealer and is exempt from SEC Rule 15c3-3 under paragraph k(2)(ii) as the Company does not maintain customer accounts.

Its registered office is as follows:

2 Bloor Street East, Suite 2700
Toronto, Ontario
M4W 1A8
Canada

1.2 Activities

Its activities are engaging in private placements and offering traditional securities to institutional investors. However, the entity has not commenced trading operations.

1.3 Company Structure

The Company is a wholly owned subsidiary of Citco Financial Products (London) Limited. The ultimate parent company is Citco III Limited, a company incorporated in the Cayman Islands.

1.4 Currency

These financial statements are presented in U.S. dollars ("USD"), being the functional currency of the Company. The majority of transactions by the Company are in USD.

2. Principle accounting policies

This financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

2.1 New accounting standards

Presentation of Financial Statements – Going Concern

In August 2014, FASB released additional guidance with respect to management's responsibility to evaluate whether and assess if an entity's ability to continue as a going concern is in doubt. In connection with preparing financial statements for each annual and

interim reporting period, an entity's management should evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern. Substantial doubt about an entity's ability to continue as a going concern exists when relevant conditions and events, considered in the aggregate, indicate that it is probable that the entity will be unable to meet its obligations as they become due within one year after the date that the financial statements are issued, or are available to be issued.

When management identifies conditions or events that raise substantial doubt about an entity's ability to continue as a going concern, management should consider whether its plans that are intended to mitigate those relevant conditions or events will alleviate this doubt. The entity must disclose information that enables users of the financial statements to understand 1) principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern and 2) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations. If the substantial doubt is alleviated as a result of consideration of management's plans, the entity is also required to disclose the relevant plan that alleviated the substantial doubt. However, if the substantial doubt is not alleviated as a result of consideration of management's plans the entity is required to disclose plans that are intended to mitigate the conditions or events that raise substantial doubt about the entity's ability to continue as a going concern.

These amendments are effective for all reporting periods beginning after December 15, 2016 with early adoption permitted. The Company is evaluating the impact on its financial statements.

2.2 Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates. Estimates are only used in the calculation of accrued expenses and liabilities.

2.3 Foreign currency transactions

Transactions in currencies other than USD are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing at the end of the reporting period. Profits or losses arising on exchange are included in net loss for the year.

2.4 Taxation

The Company uses the liability method in providing for income taxes on all transactions that have been recognized in the financial statements. The liability method requires that deferred taxes be adjusted to reflect the enacted tax rates at which future taxable amounts are anticipated to be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net loss in

the period such change occurs. The measurement of a deferred tax asset is adjusted by a valuation allowance, if necessary, to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

No deferred tax asset is being recorded currently as the Company is at the start-up stage as operations have not yet begun.

2.5 Fair value of financial assets and liabilities

All of the Company's financial assets and liabilities, including cash, other receivables, accrued expenses and payables to affiliated companies, are carried at cost which approximates fair value due to their short-term nature or imminent maturity.

2.6 Cash

Cash is comprised of demand deposits and petty cash. The carrying value approximates fair market value.

Current accounts with other banks	194,438
Petty cash	1
	194,439

2.7 Fixed assets and Depreciation

Fixed assets and equipment are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the asset. Management tests for impairment when there is reason to believe such impairment may exist. At December 31, 2014, all assets were operational and management had no reason to believe such assets were impaired.

A summary of the cost and accumulated depreciation of fixed assets as December 31, 2014 is as follows:

	USD	Estimated Useful Life
Furniture and fixtures	3,320	4 years
Less accumulated depreciation	(1,231)	
	2,089	

2.8 Expense Recognition

Expenses such as professional fees, are recognized when they are incurred and are expensed over the period in which the Company receives the services.

3. Other operating expenses

Sundry	11,616
Foreign exchange differences	2,353
	13,969

4. Income Taxes

Reconciliation of effective tax rate

Statutory tax rate
26.50%

Income tax at statutory tax rate	59,575
Other	-
Valuation allowance	(59,575)
	-

The following are the deferred tax assets and liabilities recognized by the Company and the related movements during the year:

	2014
	USD
Non-capital loss carryforward as at January 1, 2014	-
Increase	59,575
Decrease from valuation allowance	(59,575)
Non-capital loss carryforward as at December 31, 2014	-

At December 31, 2014, the Company had the following cumulative operating losses available to reduce future year's income for income tax purposes:

Income tax losses expiring	Federal
	USD
2031	621,746
2032	285,304
2033	261,936
2034	224,811
	1,393,397

These losses have been fully offset by a valuation allowance because it is not more likely than not the Company will realize the benefit of its unused tax losses as the Company has yet to generate revenue.

5. Related party transactions

The Company receives shared services from Citco (Canada) Inc. and Citco Global Securities Services (Canada) Inc. Transactions are made in the normal course of business and have been recorded at the exchange value.

Payable to Citco Global Securities Services (Canada) Ltd.	91
Payable to Citco (Canada) Inc.	2,104
	2,195

The key management personel are employees of a related entity under common control of the ultimate parent, and are paid by that entity. There was no compensation paid to management personel in 2014. The office rent expense of $21,696 is paid to Citco (Canada) Inc.

6. Financial risk management

Risk overview

The main risks identified by the Company, related to the activities, are:

(a) Market risk, which includes two types of risk:

- currency risk: the risk that the value of a financial instrument will fluctuate because of changes in foreign exchange rates; and
- interest rate risk: the risk that the value of a financial instrument will fluctuate because of changes in market interest rates.

(b) Liquidity risk: the risk that obligations cannot be met due to a mismatch between the maturity profile of assets and liabilities.

Market risk

The Company maintains a Canadian dollar bank account and there is no other foreign currency exposure.

The Company has minimal exposure to market risk. The Company's financial instruments include a $19,701 net exposure to the Canadian dollar on its cash holdings.

A 5% increase or decrease in US dollar foreign currency exchange rates, all other factors being equal, at December 31, 2014 would have increased or decreased net loss by approximately $985.

Liquidity risk management

Ultimate responsibility of liquidity risk management rests with the Board of Directors. The following table details the Company's remaining contractual maturity for its financial assets and liabilities. The table has been drawn up based on the undiscounted cash flows of financial assets and liabilities based on the earliest date on which the Company can be required to pay.

	Up to 1 month USD	1-3 months USD	3-12 months USD	Illiquid USD	Total USD
As at December 31, 2014:					
Current assets					
Other receivables	66,112	-	-	-	66,112
Cash	194,439	-	-	-	194,439
Total assets	260,551	-	-	-	260,551
Current liabilities					
Accrued expenses	79,896	-	-	-	79,896
Current payables to affiliated companies	2,195	-	-	-	2,195
Total liabilities	82,091	-	-	-	82,091
On-balance sheet surplus/(deficit)	178,460	-	-	-	178,460

7. Share capital

Authorized shares - unlimited

	12.31.2014 Number of shares
Ordinary shares of par value USD 1 each	1

Ordinary shares issued and fully paid:

	Number of shares
As at January 1, 2014	1
As at December 31, 2014	1
Issue of new shares	-
As at December 31, 2014	1

In March 2014, there were additional paid-in capital contributions in the amount of $50,000; and in May 2014, there were additional paid-in capital contributions in the amount of $200,000. Total paid-in capital as at December 31, 2014 is $1,575,000. Refer to Note 11 for additional information on the capital injection in 2015.

8. Other receivables

Prepaid expenses consist of cash paid in advance of services rendered to regulators and vendors.

Other consists solely of HST receivables.

	12.31.2014
	USD
Prepaid expenses	24,816
Other	41,296
	66,112

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Under SEC Rule 15c3-1, the Company is required to maintain minimum net capital and an allowance ratio of aggregate indebtedness to net capital which, as defined under this Rule shall not exceed 15 to 1. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 and 6.67% of aggregate indebtedness. At December 31, 2014, the Company had net capital of approximately $110,736, which is $105,252 in excess of the required minimum net capital. The Company's net capital ratio was 0.74 to 1 at December 31, 2014.

10. Contingency

As of December 31, 2014, there were no pending legal actions against the Company and there were no contingent liabilities.

11. Subsequent events

The Company has evaluated subsequent events up to and including February 27, 2015, which is the date that these financial statement were available to be issued. On January 29, 2015, there were additional paid-in capital contribution in the amount of $450,000; total paid-in capital is at $2,025,000.

Schedule 1 - Computation of net capital under rule 15c3-1 of the Securities and Exchange Commission

	Note	
NET CAPITAL:		
Total ownership equity qualified for Net Capital		180,549
Add:		
Total capital and allowable subordinated liabilities		180,549
Deductions and/or charges		
Nonallowable assets		(68,373)
Other deductions and/or charges		(1,440)
Net Capital before haircuts on securities positions		110,736
Net capital		110,736
Aggregated indebtedness		82,262
LESS NET CAPITAL REQUIREMENT - (The greater of $5,000 or 6-2/3% of aggregate indebtedness)		5,484
NET CAPITAL IN EXCESS OF REQUIREMENT	10	105,252
Ratio of aggregate indebtedness to net capital		0.74 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17 A-5, Part IIA filing as of December 31, 2014 filed on January 23, 2015.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15C3-3 Under the Securities Exchange Act of 1934 as of December 31, 2014

The Company is exempt from the provisions of Rule 15c-3-3 (the "Rule") under the Securities Exchange Act of 1934, as amended, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) and (k) (2) (ii) of the Rule.

Deloitte.

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder of Citco Securities Inc.

We have audited the accompanying balance sheet of Citco Securities Inc. (the "Company") as of December 31, 2014, and the related statement of loss and comprehensive loss, changes in financial condition and changes in shareholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Citco Securities Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g and h listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 27, 2015

Citco Securities Inc. EXEMPTION REPORT

Citco Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Citco Securities Inc.

I, CEO, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: CEO/CCO

February 27, 2015

Steven Thomas Smiley, Notary Public, City of Toronto limited to the attestation of instruments and the taking of affidavits, for Citco Bank Canada and its associates. Expires September 13, 2016.


STEVEN THOMAS SMILEY
NOTARY
PUBLIC
PROVINCE OF ONTARIO

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON M5J 2V1
Canada

Tel: 416-601-6150
Fax: 416-601-6151
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Shareholder of Citco Securities Inc.

We have reviewed management's statements, included in the accompanying Citco Securities Inc. Exemption Report, in which (1) Citco Securities Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 paragraph (k) (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants
February 27, 2015